KELSO TECHNOLOGIES INC.

(the "Corporation")

Annual General Meeting of Shareholders

June 4, 2026

(the "Meeting")

REPORT OF VOTING RESULTS

Common Shares represented at the Meeting:	25,894,911

Total issued and outstanding Common Shares as at Record Date:	55,300,085

Percentage of issued and outstanding Common Shares represented:	46.83%

The following matters were voted on at the Meeting:

1. Appointment of Auditor

Based on proxies received and votes cast by show of hands during the Meeting, CBIZ CPAs P.C. were appointed as auditors of the Corporation for the ensuing year and the Directors of the Corporation were authorized to fix the remuneration of the auditor, with the following results:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
24,566,219	97.17%	715,267	2.83%

2. Election of Directors

Based on proxies received and votes conducted by ballot during the Meeting, the following individuals were elected as directors of the Corporation until the next annual shareholders' meeting, with the following results:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Paul Cass	11,589,972	89.10%	1,418,027	10.90%
Jesse Crews	11,878,855	91.32%	1,129,144	8.68%
Laura Roach	11,511,765	88.50%	1,496,234	11.50%
Mark Temen	11,564,985	88.91%	1,443,014	11.09%
Sameer Uplenchwar	12,178,855	93.63%	829,144	6.37%

3. Other Business

Any other business matter(s) brought before the meeting:

Votes For	% Votes For	Votes Against	% Votes Against
12,620,773	92.65%	1,000,651	7.35%